

30 August 2017

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$8,597,000 1.4334 per cent. Notes due 1 March 2019 (Series No. 937-00-2) under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

MARIA A. LOMOTAN
Assistant Treasurer

Enclosure

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
www.adb.org



20175006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$8,597,000
1.4334 per cent. Notes due 1 March 2019
Series No. 937-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 30 August 2017

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$8,597,000 principal amount of 1.4334 per cent. Notes due 1 March 2019 (Series No. 937-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 25 August 2017 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 25 August 2017. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017. The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 25 August 2017, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 25 August 2017, with BNP Paribas (the "Manager"), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$8,597,000 for an issue price of 100.00%. The Notes will be offered for sale

subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 30 August 2017. The Manager proposes to offer all the Notes to the public at the public offering price of 100.00%.

Item 3.   Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$8,597,000	U.S.$0	U.S.$8,597,000

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$3,000*

*   Asterisk indicates that the expense itemized above is an estimate.

Item 6.   Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

(a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii)   Pricing Supplement dated 25 August 2017, previously filed under a report of the ADB dated 25 August 2017.

(b)   Copy of an opinion of counsel as to the legality of the Notes.

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

       (ii)   Terms Agreement dated 25 August 2017, previously filed under a report of the ADB dated 25 August 2017.

(d)   (i)   Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

       (ii)   Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

One Liberty Plaza
New York, NY 10006-1470
T: +1 212 225 2000
F: +1 212 225 3999

clearygottlieb.com

WASHINGTON, D.C. · PARIS · BRUSSELS · LONDON · MOSCOW
FRANKFURT · COLOGNE · ROME · MILAN · HONG KONG
BEIJING · BUENOS AIRES · SÃO PAULO · ABU DHABI · SEOUL

D: +1 212 225 2680
skang@cgsh.com

VICTOR I LEWKOW
LESLIE N SILVERMAN
LEE C BUCHHEIT
JAMES M PEASLEE
THOMAS J MOLONEY
DAVID G SABEL
JONATHAN I BLACKMAN
MICHAEL L RYAN
ROBERT P DAVIS
YARON Z REICH
RICHARD S LINCER
STEVEN G HOROWITZ
JAMES A DUNCAN
STEVEN M LOEB
CRAIG B BROD
EDWARD J ROSEN
LAWRENCE B FRIEDMAN
NICOLAS GRABAR
CHRISTOPHER E AUSTIN
SETH GROSSHANDLER
HOWARD S ZELBO
DAVID E BRODSKY
ARTHUR H KOHN
RICHARD J COOPER
JEFFREY S LEWIS
PAUL J SHIM
STEVEN L WILNER
ERIKA W NIJENHUIS
ANDRES DE LA CRUZ
DAVID C LOPEZ
JAMES L BROMLEY
MICHAEL A GERSTENZANG
LEWIS J LIMAN
LEV L DASSIN
NEIL Q WHORISKEY
JORGE U JUANTORENA
MICHAEL D WEINBERGER
DAVID LEINWAND
DIANA L WOLLMAN
JEFFREY A ROSENTHAL

ETHAN A KLINGSBERG
MICHAEL D DAYAN
CARMINE D BOCCUZZI, JR
JEFFREY D KARPF
KIMBERLY BROWN BLACKLOW
ROBERT J RAYMOND
SUNG K KANG
LEONARD C JACOBY
SANDRA L FLOW
FRANCISCO L CESTERO
FRANCESCA L ODELL
WILLIAM L MCRAE
JASON FACTOR
MARGARET S PEPONIS
LISA M SCHWEITZER
JUAN G GIRÁLDEZ
DUANE MCLAUGHLIN
BREON S PEACE
MEREDITH E KOTLER
CHANTAL E KORDULA
BENET J O'REILLY
ADAM E FLEISHER
SEAN A O'NEAL
GLENN P MCGRORY
MATTHEW P SALERNO
MICHAEL J ALBANO
VICTOR L HOU
ROGER A COOPER
AMY R SHAPIRO
JENNIFER KENNEDY PARK
ELIZABETH LENAS
LUKE A BAREFOOT
PAMELA L MARCOGLIESE
PAUL M TIGER
JONATHAN S KOLODNER
DANIEL ILAN
MEYER H FEDIDA
ADRIAN R LEIPSIC
ELIZABETH VICENS
ADAM J BRENNEMAN

ARI D MACKINNON
JAMES E LANGSTON
JARED GERBER
COLIN D LLOYD
COREY M GOODMAN
RISHI ZUTSHI
JANE VANLARE
DAVID H HERRINGTON
KIMBERLY R SPOERRI
AARON J MEYERS
DANIEL C REYNOLDS
RESIDENT PARTNERS

SANDRA M ROCKS
S DOUGLAS BORISKY
JUDITH KASSEL
DAVID E WEBB
PENELOPE L CHRISTOPHOROU
BOAZ S MORAG
MARY E ALCOCK
HEIDI H ILGENFRITZ
HUGH C CONROY, JR
KATHLEEN M EMBERGER
WALLACE L LARSON, JR
AVRAM E LUFT
ANDREW WEAVER
HELENA K GRANNIS
GRANT M BINDER
JOHN V HARRISON
CAROLINE F HAYDAY
RAHUL MUKHI
NEIL R MARKEL
HUMAYUN KHALID
CHRIS C LEE
KENNETH S BLAZEJEWSKI
RESIDENT COUNSEL

LOUISE M PARENT
OF COUNSEL

30 August 2017

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Manager (the "Manager") named in the terms agreement dated as of 25 August 2017 between the Asian Development Bank (the "ADB") and the Manager (the "Terms Agreement"), in connection with the offering by ADB of U.S.$8,597,000 principal amount of 1.4334 per cent. Notes due 1 March 2019 (Series No. 937-00-2) (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 25 August 2017;

(b) the standard provisions dated as of 28 April 2011 and an executed copy of the Terms Agreement, each relating to the issuance of Notes by ADB;

(c) an executed copy of the global agency agreement dated as of 28 April 2011 (the "Global Agency Agreement"), between ADB and Citibank, N.A., as global agent (the "Global Agent");

(d) a specimen of the Notes;

(e) the letter of instruction dated 25 August 2017 from ADB to the Global Agent, requesting the authentication and delivery of the Notes; and

(f) the opinion of the General Counsel of ADB dated 30 August 2017 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when duly executed and authenticated in accordance with the Global Agency Agreement, delivered and paid for in accordance with the Terms Agreement and registered in the register maintained for that purpose, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or threatened claim against you relating to the offering of the Notes if required to assist you in establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By_____
Sung K. Kang, a Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$8,597,000
1.4334 per cent. Notes due 1 March 2019
Series No. 937-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 30 August 2017

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$8,597,000 principal amount of 1.4334 per cent. Notes due 1 March 2019 (Series No. 937-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 25 August 2017 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 25 August 2017. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017. The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 25 August 2017, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 25 August 2017, with BNP Paribas (the "Manager"), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$8,597,000 for an issue price of 100.00%. The Notes will be offered for sale

subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 30 August 2017. The Manager proposes to offer all the Notes to the public at the public offering price of 100.00%.

Item 3.   Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$8,597,000	U.S.$0	U.S.$8,597,000

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$3,000*

*   Asterisk indicates that the expense itemized above is an estimate.

Item 6.   Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

(a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii)   Pricing Supplement dated 25 August 2017, previously filed under a report of the ADB dated 25 August 2017.

(b)   Copy of an opinion of counsel as to the legality of the Notes.

3

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

       (ii)   Terms Agreement dated 25 August 2017, previously filed under a report of the ADB dated 25 August 2017.

(d)   (i)   Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

       (ii)   Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

One Liberty Plaza
New York, NY 10006-1470
T: +1 212 225 2000
F: +1 212 225 3999

clearygottlieb.com

WASHINGTON, D.C. · PARIS · BRUSSELS · LONDON · MOSCOW
FRANKFURT · COLOGNE · ROME · MILAN · HONG KONG
BEIJING · BUENOS AIRES · SÃO PAULO · ABU DHABI · SEOUL

D: +1 212 225 2680
skang@cgsh.com

VICTOR I LEWKOW
LESLIE N SILVERMAN
LEE C BUCHHEIT
JAMES M PEASLEE
THOMAS J MOLONEY
DAVID G SABEL
JONATHAN I BLACKMAN
MICHAEL L RYAN
ROBERT P DAVIS
YARON Z REICH
RICHARD S LINCER
STEVEN G HOROWITZ
JAMES A DUNCAN
STEVEN M LOEB
CRAIG B BROD
EDWARD J ROSEN
LAWRENCE B FRIEDMAN
NICOLAS GRABAR
CHRISTOPHER E AUSTIN
SETH GROSSHANDLER
HOWARD S ZELBO
DAVID E BRODSKY
ARTHUR H KOHN
RICHARD J COOPER
JEFFREY S LEWIS
PAUL J SHIM
STEVEN L WILNER
ERIKA W NIJENHUIS
ANDRES DE LA CRUZ
DAVID C LOPEZ
JAMES L BROMLEY
MICHAEL A GERSTENZANG
LEWIS J LIMAN
LEV L DASSIN
NEIL Q WHORISKEY
JORGE U JUANTORENA
MICHAEL D WEINBERGER
DAVID LEINWAND
DIANA L WOLLMAN
JEFFREY A ROSENTHAL

ETHAN A KLINGSBERG
MICHAEL D DAYAN
CARMINE D BOCCUZZI, JR
JEFFREY D KARPF
KIMBERLY BROWN BLACKLOW
ROBERT J RAYMOND
SUNG K KANG
LEONARD C JACOBY
SANDRA L FLOW
FRANCISCO L CESTERO
FRANCESCA L ODELL
WILLIAM L MCRAE
JASON FACTOR
MARGARET S PEPONIS
LISA M SCHWEITZER
JUAN G GIRÁLDEZ
DUANE MCLAUGHLIN
BREON S PEACE
MEREDITH E KOTLER
CHANTAL E KORDULA
BENET J O'REILLY
ADAM E FLEISHER
SEAN A O'NEAL
GLENN P MCGRORY
MATTHEW P SALERNO
MICHAEL J ALBANO
VICTOR L HOU
ROGER A COOPER
AMY R SHAPIRO
JENNIFER KENNEDY PARK
ELIZABETH LENAS
LUKE A BAREFOOT
PAMELA L MARCOGLIESE
PAUL M TIGER
JONATHAN S KOLODNER
DANIEL ILAN
MEYER H FEDIDA
ADRIAN R LEIPSIC
ELIZABETH VICENS
ADAM J BRENNEMAN

ARI D MACKINNON
JAMES E LANGSTON
JARED GERBER
COLIN D LLOYD
COREY M GOODMAN
RISHI ZUTSHI
JANE VANLARE
DAVID H HERRINGTON
KIMBERLY R SPOERRI
AARON J MEYERS
DANIEL C REYNOLDS
RESIDENT PARTNERS

SANDRA M ROCKS
S DOUGLAS BORISKY
JUDITH KASSEL
DAVID E WEBB
PENELOPE L CHRISTOPHOROU
BOAZ S MORAG
MARY E ALCOCK
HEIDE H ILGENFRITZ
HUGH C CONROY, JR
KATHLEEN M EMBERGER
WALLACE L LARSON, JR
AVRAM E LUFT
ANDREW WEAVER
HELENA K GRANNIS
GRANT M BINDER
JOHN V HARRISON
CAROLINE F HAYDAY
RAHUL MUKHI
NEIL R MARKEL
HUMAYUN KHALID
CHRIS C LEE
KENNETH S BLAZEJEWSKI
RESIDENT COUNSEL

LOUISE M PARENT
OF COUNSEL

30 August 2017

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Manager (the "Manager") named in the terms agreement dated as of 25 August 2017 between the Asian Development Bank (the "ADB") and the Manager (the "Terms Agreement"), in connection with the offering by ADB of U.S.$8,597,000 principal amount of 1.4334 per cent. Notes due 1 March 2019 (Series No. 937-00-2) (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 25 August 2017;

(b) the standard provisions dated as of 28 April 2011 and an executed copy of the Terms Agreement, each relating to the issuance of Notes by ADB;

(c) an executed copy of the global agency agreement dated as of 28 April 2011 (the "Global Agency Agreement"), between ADB and Citibank, N.A., as global agent (the "Global Agent");

(d) a specimen of the Notes;

(e) the letter of instruction dated 25 August 2017 from ADB to the Global Agent, requesting the authentication and delivery of the Notes; and

(f) the opinion of the General Counsel of ADB dated 30 August 2017 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when duly executed and authenticated in accordance with the Global Agency Agreement, delivered and paid for in accordance with the Terms Agreement and registered in the register maintained for that purpose, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or threatened claim against you relating to the offering of the Notes if required to assist you in establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By_____
Sung K. Kang, a Partner